UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 11, 2023, Connect Biopharma Holdings Limited (the “Company”) received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until March 11, 2024 (the first business day after the 180-day period), to regain compliance. The letter states that the Nasdaq staff will provide written confirmation of compliance if at any time during this 180 day period, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days. The Nasdaq letter has no immediate effect on the listing or trading of the Company’s ADSs and the ADSs will continue to trade on the Nasdaq Global Market under the symbol “CNTB.”

The Company intends to monitor the bid price of its ADSs and to consider available options if its ADSs do not trade at a level likely to result in the Company regaining compliance with Nasdaq’s minimum bid price rule by March 11, 2024.

If the Company does not regain compliance by March 11, 2024, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required to first transfer to the Nasdaq Capital Market and then meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq staff would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal the Nasdaq staff’s determination to delist its securities, but there can be no assurance the Nasdaq staff would grant the Company’s request for continued listing.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer